Exhibit 99.1

Ad-hoc announcement according to Art. 17 (1) MAR

Media Contact

Matthias Link

T +49 6172 609-2872

matthias.link@fresenius.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609-2601

dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

May 3, 2022

Dr. Carla Kriwet succeeds Rice Powell as CEO of the Management Board of Fresenius Medical Care

In today’s meeting the Supervisory Board of Fresenius Medical Care's General Partner unanimously appointed Dr. Carla Kriwet as CEO of the Management Board effective January 1, 2023. Dr. Carla Kriwet succeeds Rice Powell, who will step down from the Management Board in light of the age limit for members of the Management Board when his contract expires at the end of December 2022.

In her capacity as CEO of Fresenius Medical Care, Dr. Carla Kriwet will also be a member of the Management Board of Fresenius Management SE.

Person making the notification:
Dr. Dominik Heger
EVP Investor Relations, Strategic Development & Communications

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,171 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 345,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the Company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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